Dear Franklin Resources Shareholders,

Zevin Asset Management, LLC, a registered investment advisor, seeks your support1 for Proposal No. 5 on the Franklin Resources (“Franklin” or “the Company”) 2017 proxy ballot.

The resolved clause states:

Shareowners request that the Board of Directors issue a climate change report to shareholders by September 2017, at reasonable cost and omitting proprietary information. The report should review and evaluate consistency between the company’s focus on climate change as a sustainability issue, and its proxy voting practices for FR and its subsidiaries within the last year.

This assessment should review votes cast that appear to be inconsistent with the company's emphasis on climate change as a sustainability issue and explain the incongruency.  The report should also discuss policy measures that the company may adopt to help enhance congruency between climate policies and proxy voting, including how risks are managed through engagement with investee companies.

Our Rebuttal to the Company’s Opposition Statement and Rationale to vote FOR follows:

There is global scientific consensus on the reality of climate change and the toll it is already taking around the world. As evidenced by the Paris Climate Agreement signed in 2015, virtually every country in the world is committed to policies that reduce the carbon pollution causing climate change.

Climate change is an investment risk — with distinct physical, regulatory, and economic dimensions — which is too large to ignore. Addressing climate change-related risks is now an integral part of sound investment practice:

•
In 2015, 409 investment institutions with assets totaling more than $24 trillion declared that the global investment community is “acutely aware of the risks climate change presents to our investments.”[2] The group (which included publicly traded investment companies like BlackRock and large institutional asset owners like CalPERS) pledged to assess climate change-related risks in their investment portfolios and engage with companies in which they invest about their own climate change-related risks.[3]

•
In a September 2016 report, BlackRock detailed climate change-related risks and opportunities for investors and argued that institutions must “take advantage of a growing array of climate-related investment tools and strategies to manage risk.”[4]

•
A taskforce chaired by Michael Bloomberg under the Financial Stability Board of the G20 wrote that climate change presents “significant” risks to companies and the global economy. Moreover, investors need climate-related financial disclosures from companies “to appropriately assess and price climate-related risks and opportunities.”[5]

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1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy and Zevin Asset Management, LLC will not accept proxies if sent. Zevin Asset Management, LLC urges shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Zevin Asset Management, LLC.
2 http://globalinvestorcoalition.org/wp-content/uploads/2016/09/2014_GlobalInvestState_ClimChange_092316.pdf
3 Ibid.
4 https://www.blackrock.com/investing/literature/whitepaper/bii-climate-change-2016-us.pdf
5 https://www.fsb-tcfd.org/wp-content/uploads/2016/12/16_1221_TCFD_Report_Letter.pdf

Franklin has acknowledged the climate change-related risks and opportunities facing its own operations and the companies in which Franklin and its subsidiaries invest. In 2013, Franklin Templeton Investments became a signatory of the UN Principles for Responsible Investment (UNPRI), committing to incorporate environmental, social and governance (ESG) issues into its investment process. 6

In its 2016 response to a survey by the Carbon Disclosure Project (CDP), Franklin detailed steps it takes to address ESG and climate change in its investment processes “in order to manage risk and increase returns.” The Company stated that it “has grown its capacity to understand and assess ESG risks, including those related to climate change, by increasing ESG analytics, such as company and security-level indicators and metrics.”7

But Franklin’s proxy voting practices are not consistent with its positions on climate change. Public voting records for the Company’s mutual funds indicate that the funds voted against the vast majority of the climate change-related shareholder proposals that came before them in 2015 and 2016.8 In 2016, Franklin’s mutual funds supported only one in ten climate change proposals tracked by the respected sustainable business group Ceres. The same analysis showed that peer companies like Wells Fargo, AllianceBernstein, and Morgan Stanley supported the majority of those shareholder proposals.9

This approach is at odds with Franklin’s own commitments. In Principle 2 of the UNPRI, signatories pledge to “be active owners and incorporate ESG issues into our ownership policies and practices.” Principle 3 states “we will seek appropriate disclosure on ESG issues by the entities in which we invest” and includes language resolving to “support shareholder initiatives and resolutions promoting ESG disclosure.”10 Sound proxy voting is one of the principal ways in which Franklin can meet these commitments and actively manage portfolio risks and opportunities related to climate change.

By failing to support 90 percent of climate change-related shareholder proposals, Franklin is missing critical opportunities to reveal and address risks in investment portfolios. The proposals in question are frequently simple requests for disclosures that would help Franklin and its subsidiaries understand how companies are dealing with the risks and opportunities presented by climate change. Many of the measures are filed at companies in sectors with high carbon emissions and serious climate risks, such as oil & gas, mining, chemicals, and industrials.

The Company’s fiduciary obligations to clients are at stake. Franklin has affirmed the connection between key ESG factors and fiduciary duty, stating in its 2016 CDP response that it “maintains a fiduciary responsibility to its clients and must therefore consider and integrate an analysis of all material issues into investment decisions, including environmental, social, and governance factors.”11 But Franklin’s voting record on climate change-related shareholder proposals suggests strongly that this approach is failing. As a result, we are concerned that the Company and its subsidiaries may not be adequately attending to fiduciary obligations.

The process of integration and analysis that Franklin describes should be supported by active ownership. Fiduciary duty compels Franklin to assess carefully how portfolio companies evaluate climate change and to press portfolio companies if their approach or disclosure is inadequate. Voting on shareholder proposals that address climate risk and disclosure is an opportunity to discharge that duty. The Company’s own CDP response acknowledges that considered proxy voting is an important tool to uncover material information related to climate change:

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6 https://www.unpri.org/organisation/franklin-templeton-investments-143058
7 https://www.cdp.net/sites/2016/84/6684/Climate%20Change%202016/Pages/DisclosureView.aspx
8 https://www.ceres.org/press/blog-posts/is-your-mutual-fund-company-taking-climate-change-seriously
9 Ibid.
10 https://www.unpri.org/about/the-six-principles
11 https://www.cdp.net/sites/2016/84/6684/Climate%20Change%202016/Pages/DisclosureView.aspx

Franklin Templeton also supports material disclosure on climate change risks from our investments where we consider there to be insufficient reporting. We consider this as a factor when voting, and support well-crafted shareholder resolutions that promote improved ESG reporting on material factors.12

Yet in 2016 Franklin passed on 9 out of 10 opportunities to support reasonable proposals addressing climate risk management and disclosure, voting against commonsense measures such as:

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A proposal asking Anadarko Petroleum to produce a report on risks to its carbon assets and a scenario analysis of its business accounting for future policies (in line with the Paris Agreement) designed to limit global warming to within 2°C of pre-industrial levels. The proposal received 42 percent shareholder support.[13]

•	A proposal asking The Southern Company to report on its strategy for aligning business operations with the above 2°C scenario (receiving 34 percent shareholder support).[14]

•	A proposal asking Occidental Petroleum for a report on its strategy to reduce methane emissions and flaring (receiving 33 percent shareholder support).[15]

In its Opposition Statement, Franklin states that its proxy voting policies address ESG issues and its subsidiaries “generally vote in favor of ESG proposals that they believe have significant economic benefits for their clients.”16  However, that approach is inadequate because it has prevented the Company from supporting commonsense steps on climate change in the vast majority of instances. The Company makes no effort to explain the notion that 90 percent of climate change proposals would provide no economic benefit. In effect, the Opposition Statement does little more than assert that Franklin’s current proxy voting policies and practices comport with its fiduciary obligations.

Instead, investors need a straightforward report analyzing the consistency between Franklin’s proxy voting and the Company’s well-articulated understanding of ESG- and climate change-related risks.

Reasons to vote FOR Proposal No. 5

1.
Fiduciary obligations. The Company and its subsidiaries face risks if they cannot demonstrate that proxy voting policies and practices attend to their fiduciary obligations to clients. Franklin has properly acknowledged that addressing ESG issues in investment management lies within those obligations. Given the importance of this issue, the Company should examine and explain why voting against the vast majority of shareholder proposals on climate change (a critical ESG issue) is in the best interests of clients.

2.
Client expectations. Based on public disclosures and marketing materials, Franklin’s clients expect that the Company and its subsidiaries have a proactive approach to climate change. This is further evidenced in the Company’s endorsement of the UNPRI (a “green” signal among investment institutions) and in the Company’s 2016 CDP response. In light of increasing attention to investment company voting practices from both media and activists,[17] Franklin’s voting record poses a reputational risk which should be reconciled via analysis and disclosure.

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12 Ibid.
13 https://www.ceres.org/investor-network/resolutions/anadarko-carbon-asset-risk-2016
14 https://www.ceres.org/investor-network/resolutions/southern-co-report-on-strategy-for-aligning-with-2-degree-goal
15 https://www.ceres.org/investor-network/resolutions/occidental-petroleum-methane-flaring-emissions-reduction-targets-1
16 Opposition Statement, 2017 Proxy, https://www.sec.gov/Archives/edgar/data/38777/000120677417000002/franklin3133431-def14a.htm.
17 See: The New York Times, “Your Mutual Fund Has Your Proxy, Like It Or Not,” September 23, 2016;  Barrons, “Vanguard’s Climate Change Dismissal,” August 6, 2016; Financial Times, “Asset managers accused of climate change hypocrisy,” September, 25, 2016; Bloomberg BNA, “Activists Push Vanguard on Political Spending Transparency,” March, 16, 2016.

3.
Competition. Many of the Company’s peers have proxy voting policies and practices in line with their own proactive statements on climate change risk. A number of competitors have long supported the majority of climate change-related proposals. Notable peers (such as Goldman Sachs, Legg Mason, Morgan Stanley, and AllianceBernstein) all support a greater share of reasonable climate change-related shareholder proposals than does Franklin.[18]

Peer companies State Street Global Advisors and Northern Trust have recently begun to reconcile proxy voting with their statements and policies on climate change risk. State Street told Reuters that it supported 51 percent of climate change-related shareholder proposals in 2016 (up from 14 percent in 2015) — a change which management attributed to the Company becoming “more comfortable with understanding the risks in our portfolio."[19]

Conclusion

Franklin’s proxy voting policies and practices are at odds with its own understanding of climate change risks and opportunities. This presents risks to the Company related to its fiduciary obligations, the expectations of clients and other stakeholders, and its competitive positioning. We believe that a report analyzing proxy voting in light of the Company’s commitments and policies on climate change would help address those risks.

Shareholders are urged to vote FOR Proposal No. 5 following the instructions provided on the Company’s proxy mailing.

For questions regarding Franklin Resources Proposal No. 5 on Climate Change and Proxy Voting, please contact Pat Miguel Tomaino, Zevin Asset Management, 617.742.6666, pat@zevin.com.

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18 https://www.ceres.org/press/blog-posts/is-your-mutual-fund-company-taking-climate-change-seriously
19 http://www.reuters.com/article/us-climate-statestreet-idUSKCN11C2HK